

Nora Murphy · 2nd

Chief Financial Officer at Fancy.com

New York, New York · 498 connections · **Contact info**

 **Fancy.com**

Columbia Business S

Experience



Chief Financial Officer

Fancy.com

Aug 2019 – Present · 11 mos

New York, New York



Chief Operating Officer

Discourse Analytics

Feb 2018 – Present · 2 yrs 5 mos

Senior Advisor

Three Curve Capital

May 2018 – Present · 2 yrs 2 mos



Senior Advisor

Fairlead Advisors

Jan 2018 – Present · 2 yrs 6 mos



Board Member

Creative Alternatives of New York

Apr 2015 – Oct 2018 · 3 yrs 7 mos
New York, NY

Show 5 more experiences ⌄

Education



Columbia Business School
MBA, Finance
2006 – 2008

StoneRidge
1992 – 1996



Georgetown University



